UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
MAR 02 2015
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-07661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FAVER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 Daisy Farms Drive
(No. and Street)

New Rochelle	NY	10804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard M Faver, member — (212) 943-1363
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Howard M. Faver, member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Faver Securities, LLC, the (Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Howard M. Faver, member

Sworn and subscribed to before me this 26 day of Feb, 2015.

BABAR ATTA
Notary Public - State of New York
NO. 01AT6140818
Qualified in Westchester County
My Commission Expires Feb 13, 2018

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	
(x)	(d)	Statement of Cash Flows.	
(x)	(e)	Statement of Changes in Stockholder's Equity.	
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	3-4
(x)	(g)	Computation of Net Capital	
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Faver Securities, LLC

We have audited the accompanying financial statements of Faver Securities, LLC, (the "Company") (a New York Company), which comprise the statement of financial condition as of December 31, 2014, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Faver Securities, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 12, 2015

FAVER SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	13,234
Commissions receivables		707
Other receivables		1,205
Total Assets	$	15,146

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	2,200
Total Liabilities		2,200
Contingencies		-
Member's equity		12,946
Total Liabilities and Member's Equity	$	15,146

The accompanying notes are an integral part of these financial statements.

FAVER SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Faver Securities, LLC is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority Inc. (FINRA).

Faver Securities, LLC's current line of business is mutual fund retail on a subscription basis but has also been approved for variable life and annuities. Faver does not hold customer funds or securities. Commissions are paid periodically by the mutual fund companies with which Faver has direct selling agreements.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INCOME TAXES

As a single-member LLC, no provision for federal or state income taxes is required as its member is responsible for reporting the Company's income or loss under applicable income tax statues and regulations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2014 the Company had no financial instruments with off balance sheet risk of a material nature.

The Company advises that there is no litigation of a material nature pending against the Company.

FAVER SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 3- RELATED PARTY TRANSACTIONS

There has been no related party transactions during the year ended December 31, 2014.

NOTE 4- SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE 5- SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2015 through February 12, 2015, the date which the financial statements were available to be issued, and has concluded that there are no reportable subsequent events of a material nature.